Exhibit 14.1

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Federal Republic of Germany

March 16, 2018

Re: Deutsche Bank Aktiengesellschaft

Ladies and Gentlemen,

In our capacities as Co-General Counsel and as Co-General Counsel for Germany of Deutsche Bank Aktiengesellschaft (the “Company”) we provide the opinion below in connection with the annual report of the Company to be filed with the Securities and Exchange Commission (the “Commission”) on Form 20-F and in response to the Commission’s Instructions to Item 7.B of Form 20-F.

We are familiar with the Company’s annual report on Form 20-F to be filed with the Commission under the Securities Exchange Act of 1934, as amended. Our opinion is confined to matters of German law and we do not purport to be experts on, or express any opinion herein concerning, any law other than the laws of Germany.

1.	Item 7.B of Form 20-F requires, among other things, that the Company provides in its annual report on Form 20-F information on certain transactions between the Company and certain parties defined in Item 7.B as “related parties”. Instruction 3 to Item 7.B provides that the recipient of a foreign bank loan does not need to be identified if such disclosure would conflict with privacy laws such as customer confidentiality and data protection laws of the Company’s home jurisdiction.

2.	The Company is a stock corporation (Aktiengesellschaft) organized and existing under the laws of Germany. It is licensed as a credit institution (Kreditinstitut) under the German Banking Act (Kreditwesengesetz – KWG). Therefore, Germany is the home jurisdiction of the Company.

3.	Under the laws of Germany, a bank – such as the Company – has the duty to maintain confidentiality about any customer-related facts and evaluations known to it. Such duty relates to the business relationship of the bank with its customer in its entirety, including any contract, transaction, negotiation, instruction, declaration or other act or thing made, given or performed thereunder, and survives the termination of such business relationship. Whilst such duty, which is commonly referred to as “banking confidentiality”, is not a codified obligation, it is an ancillary duty of the bank under the banking contract with its customer. Also a number of laws presuppose the duty of German banks to maintain the banking confidentiality such as Section 9 (1) KWG, Article 70 (2) of Regulation (EU) No. 1093/2010, Sections 383 (1) no. 6 and 384 no. 3 of

Vorsitzender des Aufsichtsrats: Paul Achleitner

Vorstand: John Cryan (Vorsitzender), Kimberly Hammonds,

Stuart Lewis, Sylvie Matherat, Nicolas Moreau, Garth Ritchie,

Karl von Rohr, Marcus Schenck, Christian Sewing,

Werner Steinmüller, Jeffrey Urwin

Deutsche Bank Aktiengesellschaft mit Sitz in Frankfurt am Main, Amtsgericht Frankfurt am Main, HRB Nr. 30 000, Umsatzsteuer-Id.-Nr. DE114103379; www.db.com/de

the German Code of Civil Procedure (Zivilprozessordnung – ZPO) or Section 30a of the German Fiscal Code (Abgabenordnung – AO). Moreover, Article 2 (1) of the German Constitution (Grundgesetz – GG) protects the right of personality (Persönlichkeitsrecht) which includes the protection of privacy and the right to agree, expressly or impliedly, on confidentiality or secrecy duties. Thus, the so-created privacy of a bank customer is ultimately protected by constitutional law. Finally, Article 432 (2) sub-paragraph 3 of Regulation (EU) No. 575/2013 allows credit institutions to not disclose risk related information to the public where it is bound by a duty of confidentiality.

4.	Limitations on the banking confidentiality must be based either on a waiver of the relevant bank customer or on an act of German legislation. Examples for such statutory limitations of the banking confidentiality are the audit of the Company’s financial statements (Sections 316 and 317 of the German Commercial Code (Handelsgesetzbuch – HGB), Section 27 KWG), the reporting to the competent bank regulatory authorities (e.g., Sections 13a, 13b, 14 and 44 KWG; Article 394 of Regulation (EU) No. 575/2013; Article 10 of Regulation (EU) No. 1024/2013; Section 43 of the German Anti-Money Laundering Act (Geldwäschegesetz – GWG)), the competent tax authorities (e.g., Section 93 AO, Section 45d of the German Income Tax Act (Einkommensteuergesetz (EStG)) or criminal investigations (Sections 94 (2), 98 and 161a of the German Code of Criminal Procedure (Strafprozessordnung – StPO)). In each case, the recipient of the information is required to keep the information confidential (e.g., Sections 43 (1) and 50 of the Code of Professional Conduct of Auditors (Wirtschaftsprüferordnung – WPO); Section 9 KWG; Section 32 of the Act on the Deutsche Bundesbank (Bundesbank-Gesetz – BBankG); Article 70 (2) of Regulation (EU) No. 1093/2010; Article 27 (1) of Regulation (EU) No. 1024/2013; Section 54 GwG; Section 30 AO). Identification of a bank customer in a public document would not be permitted or supported by any of the statutory limitations of the banking confidentiality. We also note that that the customers referred to in Item 7.B of the Company’s annual report on Form 20-F have not waived application of the aforementioned privacy laws.

5.	The German Federal Data Protection Act (Bundesdatenschutzgesetz – BDSG) imposes specific duties on the collection, processing and use of data which directly relate to private individuals or their circumstances or (if collected from a corporation) which allow interference on private individuals or their circumstances. The fact that someone is a customer of a bank or that someone has a loan outstanding is information that is protected under the BDSG. Pursuant to Section 28 (1) BDSG the Company may collect data about its customers only to the extent it is necessary for the purposes of a contract with such customer, to protect the justified interests of the Company or where such data is publicly available. Data so collected may be processed and used only for a previously specified purpose. If data is forwarded to a third party, such third party may process and use them only for the purpose for which such data has been forwarded to it (Section 28 (5) BDSG). Public disclosure of data that is protected under the BDSG is not permitted. A violation of these provisions is an administrative offense and subject to fines (Section 43 BDSG). In certain cases it is even a criminal offense punishable by pecuniary penalty or imprisonment (Section 44 BDSG).

6.	Based on and subject to the foregoing, we are of the opinion that identification of the customers referred to in Item 7.B of the Company’s annual report on Form 20-F would conflict with privacy laws such as customer confidentiality and data protection laws of Germany.

This opinion is delivered to you for your sole use in connection with the annual report of the Company on Form 20-F and may not be used for any other purpose without our prior written consent. We consent to the filing of this opinion as an exhibit to the annual report on Form 20-F with the Commission and to the reference to us in such annual report. In giving this consent, however, we do not admit that we are members of that class of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

Yours sincerely,

/s/ F. Drinhausen	/s/ M. Otto

Prof. Dr. Florian Drinhausen	Dr. Mathias Otto
Co-General Counsel	Co-General Counsel Germany